PUBLIC

[redacted]

SEC Mail Processing Section
SECURITIES AND EXCHANGE COMMISSION

14045235

MAY 14 2014
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2013 (MM/DD/YY) AND ENDING MARCH 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GROWTH VENTURE PARTNERS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 SKI SLOPE CIRCLE
(No. and Street)

LAS VEGAS	NEVADA	89117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELI GABAY 305-600-3396
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

5/21/14

OATH OR AFFIRMATION

I, ELI GABAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or GROWTH VENTURE PARTNERS, INC., as of MARCH 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of Nevada } ss.
County of Clark

☑ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ~~.................~~
2 ~~.................~~
3 ~~.................~~
4 ~~.................~~
5 ~~.................~~
6 ~~.................~~
7 ~~.................~~

Signature of Document Signer (Affiant) No. 1 *Signature of Document Signer (Affiant) No. 2 (if any)*

Subscribed and sworn to (or affirmed) before me

this 8 (*Date*) day of May (*Month*), 2014 (*Year*), by

(1) Eli Gabay
Name of Signer No. 1

(2) N/A
Name of Signer No. 2 (if any)

GALINA KIROVA
Notary Public, State of Nevada
Appointment No. 10-1103-1
My Appt. Expires Dec 18, 2017

Place Notary Seal/Stamp Above

Galina K
Signature of Notary Public

Dec. 18, 2017
Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

Not required by law, this information can be useful to those relying on the document and prevent fraud.

Further Description of Any Attached Document Public

Title or Type of Document: Annual Audited Report Form X-17A-5, Part III

Document Date: 5/8/14 Number of Pages: 2

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

GROWTH VENTURE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	15,398
Prepaid expenses		268
Total assets:	$	15,666

LIABILITIES

Current Liabilities:		
Accounts Payable	$	110
Total liabilities:		110

STOCKHOLDER'S EQUITY

Stockholder's equity:		
Common stock, $0.50 par value; 1,000,000 shares authorized, 200 issued and outstanding		100
Additional paid-in capital		92,030
Retained earnings		(76,574)
Total stockholder's equity:		15,556
Total liabilities and stockholder's equity:	$	15,666

The accompanying notes are an integral part of these financial statements.